Exhibit 4.3

INTONOW, INC.

April 19,2011

[optionee name]

Dear [first name]:

On or about April 13,2011, IntoNow, Inc. (the “Company”) and Yahoo! Inc. (“Parent”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the Company shall become a wholly owned subsidiary of Parent (the “Merger”). You were previously granted one or more options to purchase Company common stock (each, a “Company Option,” and collectively, the “Company Options”) under the Company’s 2010 Equity Incentive Plan (the “Plan”). Your Company Options that are currently outstanding are set forth on Exhibit A. Contingent upon the consummation of the Merger. you shall receive the following treatment with respect to your outstanding Company Options.

Vested Company Options

At the effective time of the Merger (the “Effective Time”), which is anticipated to occur in April 2011, the portion of your outstanding Company Options that is vested as of the Effective Time (the “Vested Company Options”) shall terminate and be cancelled as of the Effective Time. If you do not exercise your Vested Company Options before the Effective Time, you shall be entitled to receive a cash payment (subject to all applicable income and employment tax withholding) equal to the product of (x) the number of shares of Company common stock that were issuable upon exercise of such Vested Company Options immediately prior to the Effective Time multiplied by (y) an amount equal to (1) the Per Share Common Amount (as defined in the Merger Agreement as the consideration that each share of Company common stock will receive in the Merger) minus (2) the per share exercise price for the shares of Company common stock that would have been issuable upon exercise of such Vested Company Options immediately prior to the Effective Time (with the understanding that, for purposes of this clause, if there are different exercise prices for different Vested Company Options held by you, separate calculations shall be made for each applicable exercise price) (the “Vested Spread”).

Pursuant to the Merger Agreement, approximately 20% of the Vested Spread shall be held back in escrow to indemnify Parent in case of a breach of a representation, warranty or covenant in the Merger Agreement or if an event happens which requires indemnification as provided in the Merger Agreement. (The exact percentage of the Vested Spread to be subject to escrow will depend on the final purchase price after giving effect to closing payments and the like.) The amount withheld will be deposited with the escrow agent pursuant to the terms of the Merger Agreement to secure such indemnification obligations. and all amounts deposited with the escrow agent, together with any interest. Investment income or other proceeds applicable thereto, shall be held by the escrow agent, subject to the terms and conditions of the Merger Agreement and the related escrow agreement. You acknowledge and agree to be bound by all provisions of Anic1e 9 of the Merger Agreement in substantially the form attached hereto as Exhibit B, and that you shall be entitled to receive the portion of the Vested Spread held back in escrow only at the times and in the amounts set forth in the Merger Agreement and the escrow agreement. You may also choose to exercise your Vested Company Options prior to the Effective Time. If you wish to exercise your Vested Company Options, please contact the Company immediately. You must provide a completed exercise notice to the Company and pay the exercise price per share prior to the Effective Time. For any of your Vested Company Options that were granted as incentive stock options (“ISOs”) under Internal Revenue Code Section 422 and are exercised by you at least one day before the Effective Time. the Vested Spread shall be reported as ordinary income to you for income tax purposes, but shall not be subject to withholding, including not being subject to employment taxes. For any of your Vested Company Options that were granted as nonstatutory stock options (“NSOs”), the Vested Spread shall be reported as ordinary income and be subject to applicable tax withholding (including income and employment taxes). As a stockholder, a percentage of the Merger consideration that you receive for your shares will be held back in escrow on the same terms as described above for Vested Company Options.

Amendment and Assumption of Unvested Company Options

At the Effective Time (provided that you accept an offer of employment with Parent before the Effective Time and provided that you are to be employed with Parent immediately following the Effective Time), the portion of your outstanding Company Options that is un vested as of the Effective Time (the “Unvested Company Options”) shall be assumed by Parent and converted into the right to purchase shares of Parent common stock (each, an “Assumed Option” and collectively, the “Assumed Options”). Each Assumed Option shall continue 10 have, and be subject to, the same terms and conditions (including. If applicable, the vesting arrangements and other terms and conditions set forth in the Plan and the applicable stock option or other agreement) as arc in effect immediately prior to the Effective Time, except that (i) Parent shall have any and all amendment and administrative authority with respect to such option (subject, in the case of any amendment, to any required consent from you), (ii) the Assumed Option shall become exercisable for that number of whole shares of Parent common stock equal to the product (rounded down to the next whole number of shares of Parent common stock) of (A) the number of shares of Company common stock that would have been issuable upon exercise of the Assumed Option immediately prior to the Effective Time and (B) the Equity Exchange Ratio (as defined in the Merger Agreement), (iii) the per share exercise price for the shares of Parent common stock issuable upon exercise of the Assumed Option shall be equal to the quotient (rounded up to the next whole cent) obtained by dividing the exercise price per share of Company common stock at which such Assumed Option was exercisable immediately prior to the Effective Time by the Equity Exchange Ratio. and (iv) the Assumed Option will be subject to the amendments set forth below.

By executing this letter, you acknowledge and agree that the option agreement and related option documentation that evidences your Assumed Options (and any other agreements you have with the Company to the extent such agreements include acceleration provisions applicable to the Assumed Options, including without limitation any employment agreement or offer letter) are hereby amended. effective upon and subject to the Effective Time, to provide as follows:

1. No Incentive Stock Option Treatment or Early Exercise Feature. All of your Assumed Options shall be treated as NSOs, even if such Assumed Options immediately prior to the Effective Time were designated as ISOs, and any of your Assumed Options that included an “early exercise” feature prior to the Effective Time that permitted the option to be exercised prior to the time that the option had vested shall, effective as of the Effective Time, no longer include such an early exercise feature and may be exercised only to the extent (if any) then vested. Upon exercise of your Assumed Option, the difference between the fair market value of the shares you acquire on exercising the option and the exercise price of the option will be taxable as ordinary income and subject to applicable tax withholding (including income and employment taxes).

2. Waiver of Acceleration Provisions. You and the Company agree that, effective upon and subject to the Effective Time, the option agreement and related option documentation that evidences your Assumed Options (and any other agreements between you and the Company relating to option acceleration, including without limitation any employment agreement or offer letter) are hereby amended to delete the acceleration provisions contained therein. and you hereby irrevocably waive any accelerated vesting that may occur as a result of the Effective Time and any continuation or termination of your employment or services following the Effective Time.

If you do not accept an offer of employment with Parent before the Effective Time or if for any other reason you are not to be employed by Parent immediately following the Effective Time, your Unvested Company Options shall not be assumed and shall terminate and be cancelled al the Effective Time. pursuant to Section 6.5 of the Merger Agreement. You will receive no consideration for any cancelled Unvested Company Options, and you will have no further rights with respect thereto or in respect thereof. Neither Parent nor the Company will have any obligation with respect to the cancelled Unvested Company Options after the Effective Time.

The tax information in this letter is summary information only and is given for your reference. You agree that the Company and its affiliates, officers, directors, advisors and agents are not providing, and have not provided you with, any tax advice with respect to these matters and that you are relying solely on your own tax advisors. If you have questions or would like specific in formation about the tax treatment of your Company Options or any of the transactions contemplated by this letter, please consult your own tax advisors.

Please indicate your acceptance of the foregoing terms by signing this agreement below and returning it to me no later than the close of business on April 20, 2011. If you do not timely sign and return this agreement, your Unvested Company Options will not be assumed by Parent and will instead be cancelled at the Effective Time without payment. You will not have any further rights with respect to or in respect of any Unvested Company Option that is so cancelled.

Sincerely,

INTONOW, INC.

By:
Print Name:
Title:

Accepted and Agreed:

__________________________________________________________________________________________
Name	Date

Exhibit A

COMPANY OPTION SUMMARY

Name	Date of Grant	Number of Shares	Exercise Price	Number of Shares Vested as of Anticipated Effective Time of April 20, 2011	Number of Shares Unvested as of Anticipated Effective Time of April 20, 2011
[ ]	[ ]	[ ]	$[ ]	[ ]	[ ]